United States securities and exchange commission logo





                           April 7, 2022

       Jonah Raskas
       Co-Chief Executive Officer and Director
       CHW Acquisition Corp
       2 Manhattanville Road, Suite 403
       Purchase, NY 10577

                                                        Re: CHW Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed March 10,
2022
                                                            File No. 333-263418

       Dear Mr. Raskas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed March 10, 2022

       Cover Page

   1. Please disclose the transaction enterprise value, the Exchange Ratio, the PIPE and
                                                        Backstop Investment,
and the Debt Financing on your prospectus cover. Please also disclose that upon the
Closing, New Wag!   s executive officers, directors, and their
                                                        affiliates will
beneficially own approximately 52.3% of New Wag!   s common stock
                                                        outstanding, assuming
maximum redemptions, and that the Sponsor will have the right to designate a director to
the New Wag! Board following the Closing.
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
Q: WHAT EQUITY STAKE WILL CHW CURRENT SHAREHOLDERS, THE SPONSOR,
THE PIPE AND BACKSTOP INVESTOR AND CONTINUING WAG! STOCKHOLDERS
HOLD..., page 10

2. Here and on pages 17, 99, 116, and 282, please revise your disclosure regarding the ownership of the post-combination company to:

                offer at least one additional interim redemption scenario between those you currently present;
                consistently disclose the Sponsor's and its affiliates' total potential ownership interest assuming exercise and conversion of all convertible securities at each redemption scenario;
                make consistent assumptions regarding open market purchases and whether the
              Sponsor forfeits any founder shares pursuant to the CHW Founders Stock Letter;
                present the Wag! stockholders and Series P Investors separately; and
                include Blue Torch Capital LP and the Lender Warrants.
Q: WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC SHAREHOLDERS
VOTE IN FAVOR OF THE BUSINESS COMBINATION..., page 16

3. Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of earnout shares, the issuance of the Series P Investment, and exercise of the Lender Warrants under each redemption scenario.
4. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.
Q: WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL
MEETING?, page 18

5. Given that the Sponsor and CHW's directors and officers own approximately 15% of the aggregate voting power of the CHW ordinary shares, please disclose the number of votes aside from those held by the Sponsor and CHW's directors and officers that will be required to approve each propose proposal, assuming only a valid quorum is established.
Summary of the Proxy Statement/Prospectus
Wag Labs, Inc. (Wag!), page 24

6. Please disclose on what basis Wag! is a "leading" provider of access to pet care services,
         e.g. by revenue, bookings, etc.
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 37, 2022 Page 3
Page
FirstName LastName
Ownership of Wag!, page 25

7. Please consider also disclosing in the first paragraph hereunder the number of Wag! stock options and restricted shares outstanding at the date of the proxy. Quorum and Vote of CHW Shareholders, page 36

8.       Please include the disclosure required by Item 3(h) of Form S-4.
Risk Factors
CHW's Sponsor, directors, officers, advisors or their affiliates may enter into certain transactions..., page 91

9.       We note your disclosure that    CHW   s Sponsor, directors, officers,
advisors or their
         affiliates may purchase public shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the
         Closing.    Please disclose the purpose of such purchases, confirm
that CHW   s Sponsor,
         directors, officers, advisors or their affiliates will purchase these securities at a price no higher than the redemption price, disclose that shares purchased by
CHW   s Sponsor,
         directors, officers, advisors or their affiliates would not be voted in favor of approving the
         business combination, confirm that CHW   s Sponsor, directors,
officers, advisors or their
         affiliates will waive any redemption rights, and confirm that CHW will file a Form 8-K prior to the special meeting providing the information described in Tender Offers and
         Schedules C&DI Question 166.01.
Background of the Business Combination, page 116

10. Please substantially revise the disclosure in this section to include a description of the negotiations relating to the valuation of Wag!. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations and how it was negotiated, what the final agreed upon valuation was, and when agreement on the final valuation and type of consideration was reached. In addition, please address how the Series P Investment impacted the valuation negotiations.
11. Please provide a detailed description of the negotiations regarding the term sheet that was executed on October 19, 2021 by CHW and Wag!, including the terms of the initial draft, the terms included in the final executed version, and how the terms evolved over the course of the negotiation. Please also specify what revisions were made to the executed term sheet on December 27, 2021.
12. Please provide a detailed description of how the terms of the Business Combination
         Agreement evolved throughout the exchange of drafts from the initial draft of the
         Business Combination Agreement on November 16, 2021 until it was executed on
         February 2, 2022, and if applicable, describe how the terms differed from the term sheet.
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 47, 2022 Page 4
Page
FirstName LastName
13. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the Domestication, the type of consideration to be paid to Wag! stockholders, the earnout shares and trigger events and allocation between Wag! stockholders and management, the financial projections and any discussions relating to the assumptions underlying such projections, the control of the post-combination company, director designation rights and organizational documents, the
         CHW founders stock letter, and the lock up agreements. In your revised disclosure, please explain the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.
14. Please revise your disclosure to list each person present at each meeting, including, but not limited to, the members of Wag! management that were present at the October 1, 2021 meeting and the CHW board members that attended the February 1, 2022 meeting to approve the business combination for which there was only a quorum.
15. Please revise your disclosure in this section to include a description of the negotiations relating to the PIPE and Backstop Investment, the Series P Investment, and the Credit
         Facility, including how the amounts of the PIPE and Backstop Investment, the Series P
         Investment, and the Credit Facility were determined, how potential investors and the lender were selected, and what relationship these parties have with CHW, the Sponsor,
         Wag!, and the placement agent. In addition, clarify why CHW ultimately determined the
         PIPE offers in November and December 2021 were not in the best
interest of CHW   s
         investors and the best long-term interests of CHW and why CHW determined the debt offers in January 2022 were more favorable than the term sheets that were extended to
         Wag! and CHW at the end of 2021.
16. We note your reference to CHW's financial advisor on page 118. Please identify this advisor and clarify the role of this advisor throughout the negotiations, and clarify the role that Chardan played in these negotiations. In addition, please quantify any fees payable to these advisors and to Oppenheimer for their services, including fees payable upon consummation of the Business Combination and the value of the Representative Shares issued to Chardan in connection with CHW's IPO.
17. We note your reference to a report delivered to CHW by Ernst and Young on page 119 and the study delivered to CHW by its "financial analyst" referenced on page 118.
         Please include the information required by Item 1015(b) of Regulation M-A, or tell us why you are not required to do so.
18. We note that CHW engaged in a period of due diligence from September 24, 2021 to
         January 22, 22. Please disclose if and how that due diligence effort impacted the terms of the transaction.
19.      We note that CHW's Existing Organizational Documents waived the corporate
         opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 57, 2022 Page 5
Page
FirstName LastName
Comparable Company Analysis, page 125

20. We note the Investor Presentation, which was filed by CHW on February 3, 2022 as an exhibit to a Form 8-K, includes a similar presentation of the comparable company analysis discussed on page 126, but also includes figures for enterprise value as a multiple of estimated revenue for calendar year 2022 and does not include figures for enterprise value as a multiple of estimated gross profit for calendar year 2023, which you include in the filing. Please tell us whether the analysis contained in the investor presentation is different from the analysis included in your filing. If so, please include such analysis in your filing, explain the material differences, and clarify whether the Board considered the additional analysis in recommending that the CHW shareholders approve the transaction.
Financial Statements, page 125

21. We note your disclosure on page 118 that "during the week of September 26, 2021, CHW had its financial analyst conduct a study of the comparable companies
in Wag!   s market
         and alternative ways to look at valuation," your disclosure on page 125 that CHW utilized the financial statements to perform a series of financial diagnostics, including benchmarking costs to similar consumer marketplace businesses, analyses of revenue composition and growth, and analyses of historical take rate trends, and your disclosure on pages 125 and 126 that the comparable company analysis and the projections included in the filing were each prepared by Wag!'s management team. Please clarify whether CHW's financial advisor or CHW's team prepared separate analyses other than the analyses prepared by Wag! management included in the filing on page 126, and if so, include such analysis in your filing and explain the material differences.
Certain Projected Financial Information, page 126

22. We note your disclosure that the projections assume monthly services completed on the
         Wag! platform will return to pre-pandemic levels in Q4   2022.
Disclose whether the
         projections for 2023 are in line with historic operating trends. If not, address why the change in trends is appropriate or the assumptions are reasonable. In addition, please tell us whether the format of the projections originally included net income (loss) and revise the presentation accordingly. Please refer to Item 10(b)(2) of Regulation S-K.
Proxy Solicitation Costs, page 157

23. Please disclose the anticipated fees CHW will pay to its proxy solicitor. Please refer to
         Item 18(a)(4) of Form S-4 and Item 4(a)(3) of Schedule 14A. Interests of CHW Directors and Officers in the Business Combination, page 163

24.      Please revise this disclosure to:

                quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination;
 Jonah Raskas
CHW Acquisition Corp
April 7, 2022
Page 6
                expand your disclosure regarding the indirect ownership interest in the target company held by your executives and directors to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid;
                quantify loans extended, fees due, and out-of-pocket expenses for which the sponsor, its affiliates, and your executives and directors are awaiting reimbursement;
                disclose the length of time following that business combination that you will continue to indemnify your directors and officers and maintain a directors' and officers'
              liability insurance policy; and
                clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

         Please make conforming edits throughout your filing.
Material U.S. Federal Income Tax Considerations, page 186

25. We note that Section 7.14(a) of the Business Combination Agreement provides that,
            Each of SPAC, the Domesticated SPAC, Merger Sub, the Company and the Company
         Subsidiaries shall use its respective reasonable best efforts to cause the Acquisition
         Merger to qualify as a    reorganization    within the meaning of
Section 368(a) of the Code."
          Please provide disclosure as to the tax consequences of the Acquisition Merger in this section and file an opinion, as necessary. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the Acquisition Merger, then disclosure and appropriate tax opinions are required with respect to the transaction as a whole. Please refer to
Item 4(a)(6) of Form S-
         4. Further, as counsel is issuing at least one "should" opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s).
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Description of the Business Combination, page 205

26. Please disclose the number of stock options of Wag! common stock associated with the $73.6 million noted in footnote (1) and how the dollar amount was determined. Also, explain to us and disclose as appropriate how you are accounting for this share consideration.
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 208 FirstName LastNameJonah Raskas
27. Please provide a note that explains the $930 adjustment in the "Transaction Pro Forma
Comapany     NameCHW
       Adjustments"     Acquisition
                      column         Corp
                              assuming   no redemption on the "Deferred
offering costs" line and
April 7,the corresponding
          2022 Page 6     line adjusted.
FirstName LastName
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 77, 2022 Page 7
Page
FirstName LastName
28. The items within adjustment (A) sum to $151,192 as noted. However, the amount of the adjustment to the "Cash and cash equivalents line" in the "Transaction Pro Forma
         Adjustments" column assuming no redemption is $152,122. Please reconcile and revise as appropriate.
29. We note your disclosure in note A(iii) that transactions costs of CHW Acquisition
         Corporation are reflected as a reduction of cash, with a corresponding increase in accumulated deficit, as these costs are expensed as incurred. However, based on notes H and I, it appears the transaction costs incurred by CHW are reflected as a reduction of
         APIC. Please revise as appropriate.
30. In note (G) you attribute $12.5 ($12,500) to the par value of 12,500,000 CHW Acquisition
         Corporation redeemable shares. From disclosures in the filing it appears the par value per share of these shares is $0.0001, amounting to $1.25 ($1,250). Please clarify and revise as appropriate.
31.      The line items "Reclassification of CHW Acquisition Corporation   s
Redeemable
         Common Stock" and "Recapitalization of Wag! Preferred and Common Stock to New
         Wag! Common Stock" within note H refer to note G, but it appears the references should be to note E. Please revise as appropriate.
32. Please tell us and disclose how you concluded that the earnout shares potentially issuable to Eligible Company Equityholders should be recorded as share-based compensation and equity as opposed to contingent consideration and a liability. Address any differences between the Earnout Shares, Management Earnout shares and earnout shares allocable to the unvested options and restricted shares of Wag! that were considered in determining your accounting and classification. Disclose how the $32.4 million for the stock based compensation charges related to the earnouts was computed and attributed to the Earnout
         Shares and/or Management Earnout shares.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 211

33. Please disclose how the $3.6 million interest expense related to the amortization of the debt discount including cash interest expense related to interest payable of $3.0 million on the Credit Facility in note (AB) is computed.
Information About Wag!
Our Business, page 226

34. We note your disclosure that you have experienced "strong growth." Please specify on what basis you have experienced growth and add quantitative disclosure.
35. We note your disclosure that "based on an internal survey conducted in 2018-2019, 90%
         of [y]our new Pet Parents reported that they never used a dog walker before joining the
         Wag! platform; after joining, [y]our Pet Parents used Wag! services four to five times per month on average." Please clarify whether Pet Parents are using dog walking services
 Jonah Raskas
FirstName   LastNameJonah Raskas
CHW Acquisition    Corp
Comapany
April       NameCHW Acquisition Corp
       7, 2022
April 87, 2022 Page 8
Page
FirstName LastName
         four to five times per month on average.
Our Market Opportunity, page 227

36. We note your disclosure that the total U.S. market for pet spending was $103.6 billion in
         2020, including pet food and treats, veterinary care and product sales, pet supplies, and other non-medical services. Please tell us why it is appropriate to reference this market when your service offerings do not include pet food and treats, veterinary care and product sales, or pet supplies. In addition, please clarify whether your graphic on page 228 is intended to show the expansion of Wag!'s offerings in the future. Competitive Strengths, page 230

37. We note your disclosure that "according to recent industry surveys, Wag! was the number one online Pets and Animals destination worldwide in the fourth quarter of 2021 with more than 4,200,000 monthly visitors." Please identify the parties who conducted the industry surveys.
Wag!'s Management's Discussion and Analysis of Financial Condition and Results of Operations
Effects of the COVID-19 Pandemic, page 246

38. We note your disclosure here and in your risk factors that the COVID-19 pandemic resulted in a "reduction" in the number of overnight bookings and "significantly impacted" your results in 2020. Please quantify the impact of the pandemic on your business.
Overview
Restructuring and Preferred Share Repurchase, page 247

39. We did not identify any discussion herein regarding a preferred share repurchase. Please revise as appropriate.
Key Performance Indicators ("KPIs") and Non-GAAP Measures, page 249

40. We note your disclosure on page 84 that "Wag! tracks certain operational metrics, including its key business metrics such as Pet Parent Monthly Frequency, Service Fill
         Rate, Wag! Premium Attach Rate, as well as Pet Parent cohort behavior," and we also note your reference to these metrics throughout your filing. Please explain such metrics in this section, including how they are calculated and why management finds them useful.
         In addition, please tell us what consideration you gave to including in this discussion the net revenue by cohort, take rate, and LTV graphics that appear in the Investor
         Presentation, which was filed by CHW on February 3, 2022 as an exhibit to a Form 8-K.
Comparison of the Years Ended December 31, 2021 and 2020, page 251

41. We note that revenues increased by 68% in 2021, whereas cost of revenue, excluding depreciation and amortization, increased only 1%. Please revise your disclosure to
 Jonah Raskas
CHW Acquisition Corp
April 7, 2022
Page 9
         discuss the relationship between revenues and cost of revenues and whether this type of relationship is indicative of future results and why or why not. Management of New Wag! Following the Business Combination, page 267

42. In an appropriate place in this section, please disclose the Sponsor's right to designate a director to the board of New Wag! and clarify how long the Sponsor will have this right.
Description of New Wag! Securities
Anti-Takeover Provisions of Delaware Law, page 283

43. Please add a discussion of the provision in the Proposed Charter that would limit the ability of stockholders to act by written consent.
Wag Labs, Inc. Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-31

44. Please tell us your consideration of the disclosure requirement in ASC 606-10-50-5 in terms of disclosing disaggregated revenues by category, such as pet wellness services,
         Wag! Premium subscription fees, service fees charged to PCGs for use of the platform and fees paid by PCGs to join the platform.
45. With respect to Wag! Wellness revenues, please tell us in detail the basis for gross revenue reporting as a principal in these transactions.
46. Also with respect to Wag! Wellness revenues, we note your disclosure that in certain arrangements, the transaction price is considered variable and an estimate of the transaction price is recorded when the action occurs. Please disclose the methods, inputs and assumptions used for determining the transaction price including any judgments and changes in the judgments used in determining the transaction price. Please refer to ASC
         606-10-50-17 and 20.
Cost of Revenues (exclusive of depreciation and amortization), page F-32

47. Please revise your disclosure to clarify how you distinguish between which platform costs are considered cost of revenues versus platform operations and support.
Note 3. Business
FirstName          Combinations,
            LastNameJonah        page F-34
                            Raskas
Comapany
48.         NameCHW
       Please           Acquisition
               provide support       Corp
                               for your disclosure that pro forma disclosures
for the CPI
April 7,acquisition
         2022 Pagepursuant
                    9       to ASC 805-10-50-2.h are not required due to
immateriality.
FirstName LastName
 Jonah Raskas
FirstName  LastNameJonah Raskas
CHW Acquisition   Corp
Comapany
April      NameCHW Acquisition Corp
      7, 2022
April 10
Page  7, 2022 Page 10
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robyn Manuel at 202-551-3823 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Ari Edelman, Esq.